Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges - Continuing Operations

(Dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Net income (loss) from continuing operations	$151,221	$123,895	$188,715	$531,421	$(16,417)	$(11,724)	$(13,217)
Add:
Cash distributions of income from unconsolidated joint ventures	1,875	3,375	3,375	3,910	20	—	3,465
Provision (benefit) for income taxes	94,361	32,778	68,983	(453,234)	(56)	(557)	(96,265)
Homebuilding interest amortized to cost of sales and interest expense	83,758	88,869	121,778	110,298	94,804	100,739	134,188
Interest portion of rent expense	375	375	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	(342)	1,249	949	(2,090)	207	1,166	(4,598)

Earnings:	$331,932	$248,043	$382,402	$194,985	$78,644	$87,792	$33,269

Fixed charges:
Homebuilding interest incurred	$113,735	$103,319	$140,865	$141,827	$140,905	$110,358	$107,976
Interest portion of rent expense	375	375	500	500	500	500	500

Fixed Charges	$114,110	$103,694	$141,365	$142,327	$141,405	$110,858	$108,476

Ratio of Earnings to Fixed Charges	2.9	2.4	2.7	1.4	0.6	0.8	0.3

Amount of additional earnings needed to cover fixed charges:	$—	$—	$—	$—	$62,761	$23,066	$75,207